

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2012

Via E-mail
Robert Fishman
Senior Vice President and Chief Financial Officer
NCR Corporation
3097 Satellite Boulevard
Duluth, GA 30096

> **Re: NCR Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 28, 2012**
> **File No. 1-00395**
> **Response Letter Dated September 25, 2012**

Dear Mr. Fishman:

We have reviewed your response letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. You state in response to comment 1 in our letter dated September 11, 2012 that certain information you provided to us in your letters dated July 15, 2009 and August 6, 2009 was inaccurate. Please tell us when and how you became aware that you were selling and/or had sold goods and services in Syria directly, through your Syrian branch office. Please also tell us the reasons you were not aware of your direct sales in Syria through your Syrian branch office, including sales to Syrian government customers, at the time of your 2009 letters.

2. You state in response to comment 1 in our letter dated September 11, 2012 that you had "direct business contacts with entities controlled by the Government of Syria" during the time period covered by your 2009 responses. Please identify for us the entities to which you refer. To the extent that you are able, noting your ongoing internal investigation, please also tell us the nature of those contacts and the time period, both preceding and subsequent to your 2009 responses, during which you had the contacts.

3. You state in response to comment 1 in our letter dated September 11, 2012 that you will request authorization from OFAC for "closure of bank accounts that have been maintained in blocked banks." Please identify for us the blocked banks to which you refer and, to the extent that you are able, noting your ongoing internal investigation, describe to us the nature of the accounts and of any other transactions in which you have engaged with those banks.

4. You state in response to comment 4 in our letter dated September 11, 2012 that "(y)our stock price made no significant move on Monday, August 13, 2012," after the publication by the Wall Street Journal of articles about the whistleblower complaints against you concerning Syria. We are aware of news articles reporting that on August 14, 2012, your stock was downgraded by an analyst from "Outperform" to "Neutral" in view of allegations including those related to Syria and possible sanctions violations, and that following the analyst's report your stock price fell appreciably that day. Please expand your response to our prior comment 4 to address this apparent impact of your corporate activities, including your Syria operations and possible sanctions violations, upon your share price.

5. Please provide the written statement from the company that we requested at the end of our letter dated September 11, 2012.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Barbara Jacobs
       Assistant Director
       Division of Corporation Finance